SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 1)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

TRANSCEPT PHARMACEUTICALS, INC.
(Name of Issuer) Common Stock
(Title of Class of Securities) 89354M106

(CUSIP Number)

Neil H. Koffler c/o SC Fundamental LLC

747 Third Avenue, 27th Floor

New York, New York 10017

With a copy to:

Brian A. Haskel, Esq.

Tannenbaum Helpern Syracuse & Hirschtritt LLP

900 Third Avenue

New York, NY 10022

(212) 508-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) August 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:     Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89354M106		13D/A	Page 2 of 12 Pages
1.		names of reporting person i.r.s. identification no. of above persons (entities only) SC Fundamental Value Fund, L.P.
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC/OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		citizenship or place of organization DELAWARE
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,123,381
11.		aggregate amount beneficially owned by each reporting person 1,123,381
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.0%
14.		type of reporting person* PN

CUSIP No. 89354M106		13D/A	Page 3 of 12 Pages
1.		names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental LLC
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		citizenship or place of organization NEW YORK
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,123,381
11.		aggregate amount beneficially owned by each reporting person 1,123,381
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.0%
14.		type of reporting person* OO

CUSIP No. 89354M106		13D/A	Page 4 of 12 Pages
1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Peter M. Collery
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,265,365
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,265,365
11.		aggregate amount beneficially owned by each reporting person 1,265,365
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.7%
14.		type of reporting person* IN

CUSIP No. 89354M106		13D/A	Page 5 of 12 Pages
1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Neil H. Koffler
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,123,381
11.		aggregate amount beneficially owned by each reporting person 1,123,381
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.0%
14.		type of reporting person* IN

CUSIP No. 89354M106		13D/A	Page 6 of 12 Pages
1.		names of reporting persons i.r.s. identification no. of above persons (entities only) John T. Bird
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 1,123,381
11.		aggregate amount beneficially owned by each reporting person 1,123,381
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.0%
14.		type of reporting person* IN

CUSIP No. 89354M106		13D/A	Page 7 of 12 Pages
1.		names of reporting persons i.r.s. identification no. of above persons (entities only) David A. Hurwitz
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO/PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 1,750
beneficially owned by	8.	shared voting power 1,123,381
each reporting	9.	sole dispositive power 1,750
person with	10.	shared dispositive power 1,123,381
11.		aggregate amount beneficially owned by each reporting person 1,125,131
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 6.0%
14.		type of reporting person* IN

CUSIP No. 89354M106		13D/A	Page 8 of 12 Pages
1.		names of reporting persons i.r.s. identification no. of above persons (entities only) SC Fundamental LLC Employee Savings and Profit Sharing Plan
2.		check the appropriate box if a group* (a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC/OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 141,984
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 141,984
11.		aggregate amount beneficially owned by each reporting person 141,984
12.		check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 0.8%
14.		type of reporting person* EP

CUSIP No. 89354M106	13D/A	Page 9 of 12 Pages

This Amendment No. 1 amends the Schedule 13D filed on August 14, 2013 (the “Initial Schedule 13D”), by and on behalf of the following persons:

(i)	SC Fundamental Value Fund, L.P. (the “Fund”)
(ii)	SC Fundamental LLC (“SCFLLC”)
(iii)	Peter M. Collery (“Collery”)
(iv)	Neil H. Koffler (“Koffler”)
(v)	John T. Bird (“Bird”)
(vi)	David A. Hurwitz (“Hurwitz”) and
(vii)	SC Fundamental LLC Employee Savings and Profit Sharing Plan (the “Plan” and together with the Fund, SCFLLC, Collery, Koffler, Bird and Hurwitz, the “Reporting Persons”).

Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Initial Schedule 13D. As used here, the “Company” shall mean Transcept Pharmaceuticals, Inc. (TPST).

ITEM 4. Purpose of Transaction

As indicated in the Initial Schedule 13D, the Reporting Persons delivered a letter to the Company on August 9, 2013 (the “Initial Letter”), explaining their position with respect to, among other things, a share repurchase and the Company’s recent grant of management stock options with a strike price of $2.93 per share. On August 22, 2013, Mr. Glenn A. Oclassen, Chief Executive Officer, President and Director of the Company, called Mr. Collery to inform him that, on the previous day, there was a meeting of the board of directors of the Company at which the Initial Letter was discussed and based on the outcome of such discussions the Company would not pursue a share buyback at this time.

In response to Mr. Oclassen’s call, the Reporting Persons delivered a second letter to the Company on August 28, 2013, which is reprinted below:

August 28, 2013

Mr. Glenn A. Oclassen

Chief Executive Officer, President, Director

Transcept Pharmaceuticals, Inc.

BY EMAIL

Dear Mr. Oclassen:

Following our conversation last week, I wanted to memorialize our thoughts for your benefit. I would appreciate it if you would confirm receipt of this letter and share it with the balance of the directors.

In the conversation you told me that Transcept would not pursue a share buyback, and reiterated your previous sentiment that the company was best served to retain its cash to pursue future, unspecified, opportunities. You also told me that this was the unanimous sentiment of the board.

CUSIP No. 89354M106	13D/A	Page 10 of 12 Pages

There is an old saying to the effect that you wouldn’t believe how obtuse a man can be when his job depends on not understanding something. We find ourselves increasingly inclined to think that this saying applies here. Consider:

•	We have offered a specific analysis which argues that buybacks at prices below the company’s cash per share are in the best interests of shareholders, particularly in cases where the company will have attractive investment opportunities in the future. You were unwilling, or unable, to rebut this analysis.

•	You were unwilling, or unable, to defend the propriety of issuing management stock options at a “fair value” strike price of less than $3 each at a time when the company had cash in excess of $4 per share plus the Intermezzo royalty stream, whatever that may be worth.

•	You were unable or unwilling to say whether a buyback would make sense if, for instance, the company currently had significantly more or less cash than it presently does, or if the share price was different. It is our impression that management has decided none of these matter. No amount of cash and no share price would warrant, in management’s opinion, buybacks, math and logic nothwithstanding.

•	You were unable, or unwilling, to say whether you’d favor selling additional shares at current prices if the company had less cash than it does now.

•	Notwithstanding your current ambivalence about the possible sale of shares, in April, following the company’s filing of a equity shelf registration, you assured us that the company would not sell shares at the then-prevailing price of $4, the clear implication being that such a sale would be below fair value and harmful to shareholders.

I hope that the inconsistency of these sentiments is apparent. Presented with the prospect of selling shares at prices well in excess of current market prices (i.e. $4 each), you demur on the basis that such a sale would not be in shareholders’ interests. Presented with the opportunity to buy shares at current price below $3, you demur, presumably on the basis that such a purchase would not be in shareholders’ interests. Asked, hypothetically, whether you would favor a buyback if the company had both more shares and more cash, you demur even though this demurral is logically equivalent to favoring the sale of shares at current prices.1 On the one hand you decline to pursue a straightforward plan to make the shares worth perhaps $6 each in favor of a speculative strategy which you presumably expect to make them worth even more, while on the other hand you deem the shares’ fair value to be less than $3 each for purposes of granting stock options.

1             Imagine, for instance, that the company had five million shares more than it does today and $15 million more in cash. Repurchasing those 5 million shares at $3 each would return Transcept to its current balance sheet. Preferring, hypothetically, not to repurchase those shares is tantamount to preferring to issue five million share for $3 each, a preference which is both in direct opposition to shareholders’ interests, and to your August assurances that you would not sell shares at $4 each.

CUSIP No. 89354M106	13D/A	Page 11 of 12 Pages

These inconsistencies can, I think, best be explained by a management which is acting in its own interests rather than that of shareholders. I would be grateful if you and your fellow Directors would ask themselves the following questions: (i) What is the fair value of a Transcept share? (ii) At what premium to that value would the company benefit from the sale of new shares? (iii) At what discount to that value would the company benefit from the repurchase of shares? (iv) To the extent that (ii) and (iii) are not approximately the same, why? And: (v) Am I, as a Director or member of Management, allowing my personal interest in the company’s continued operation (and expansion) to interfere with my fiduciary duty to shareholders?

There is another saying that everybody is entitled to his own opinion, but not to his own facts. In that spirit, I challenge you to present a model similar to the one I offered which supports the contention that share repurchases at current prices are not in the interests of shareholders. I anticipate that such a model will require, at a minimum, (i) that Transcept find a bargain more attractive than its own shares (which may currently trade a nearly half off fair value); and (ii) that notwithstanding the appeal of this acquisition, the prevailing market price of company shares will continue to be at least as depressed as it is at present. The simultaneous existence of these two conditions would seem to represent another in the series of inconsistencies required to justify the status quo.

In closing, I would also like to ask whether the board has sought or considered the views of shareholders in its deliberations. Will you commit to giving shareholders -Transcept’s owners- a deciding voice in any proposed acquisition? You said in our conversation that you had been contacted by a “not overwhelming” number of shareholders in connection with our earlier letter. I presume such shareholders expressed support for our ideas.

Were you contacted by any shareholders who disagreed with us? If so, did you ask such investors why they were not purchasing additional shares at the current price of less than $3 inasmuch as our strategy might result in a share value of around $6 and holders who preferred your alternative would presumably be expecting an even higher value? We would welcome the opportunity to talk with any current Transcept investor who does not favor share repurchases at current prices. Perhaps in so doing, we could get a coherent explanation of the case against such repurchases as none has been presented to date.

Thank you for your consideration.

/s/ Peter M. Collery

Except as indicated above, the information set forth in Item 4 of the Initial Schedule D remains unchanged.

CUSIP No. 89354M106	13D/A	Page 12 of 12 Pages

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2013
SC FUNDAMENTAL VALUE FUND, L.P.
By: SC Fundamental LLC, its General Partner

	By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

SC FUNDAMENTAL LLC

	By:	/s/ Neil H. Koffler
Name: Neil H. Koffler
Title: Member

/s/ Neil H. Koffler
Neil H. Koffler as Attorney-in-Fact for
Peter M. Collery (1)

/s/ Neil H. Koffler
Neil H. Koffler

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
John T. Bird (2)

/s/ Neil Koffler
Neil H. Koffler as Attorney-in-Fact for
David A. Hurwitz (3)

SC FUNDAMENTAL LLC EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

	By:	/s/ Peter M. Collery
Name: Peter M. Collery
Title: Member

(1)	Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of Trans World Corporation, filed on January 24, 2013, and is incorporated herein by reference.
(2)	Executed by Neil H. Koffler as Attorney-in-Fact for John T. Bird. The Power of Attorney for Mr. Bird is attached as Exhibit 3 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.
(3)	Executed by Neil H. Koffler as Attorney-in-Fact for David A. Hurwitz. The Power of Attorney for Mr. Hurwitz is attached as Exhibit 4 to the Statement on Schedule 13G with respect to the Common Stock of First Financial Northwest Inc., filed on September 14, 2011, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.